EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Three Months Ended June 30		Six Months Ended June 30
(In thousands, except per-share amounts and market prices)	2008	2007	2008	2007
Net (loss) income	$(392,524)	$21,083	$(196,886)	$134,550

Average diluted stock options outstanding	—	2,939.9	—	3,074.3
Average exercise price per share	$—	$45.36	$—	$45.37
Average market price per share—diluted basis	$—	$58.84	$—	$58.37
Average common shares outstanding	79,967	79,627	79,960	79,295
Increase in share due to exercise of options—diluted basis (1)	—	918	—	984

Adjusted shares outstanding—diluted	79,967	80,545	79,960	80,279

Net (loss) income per share—basic	$(4.91)	$0.26	$(2.46)	$1.70

Net (loss) income per share—diluted	$(4.91)	$0.26	$(2.46)	$1.68

(1)	As a result of our net loss for the three and six month periods ended June 30, 2008, 4,371,633 shares of common stock issued under our stock-based compensation plans were not included in the calculation of diluted earnings per share because they were anti-dilutive.